EMX Royalty Corporation
Management's Discussion and Analysis

Six Months Ended June 30, 2024

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
General
This Management's Discussion and Analysis ("MD&A") for EMX Royalty Corporation, (the "Company", or "EMX") has been prepared based on information known to management as of August 8, 2024. This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the condensed consolidated interim financial statements of the Company for the six months ended June 30, 2024 prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included therein and in the following MD&A are in United States dollars except where noted.
Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the "Forward-Looking Information and Cautionary Statement" at the end of this MD&A. Additional information related to the Company, including our Annual Information Form and Form 40-F, are available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of EMX's producing royalties as well as summaries of the Company's advanced royalties and royalty generation assets. For additional information, please see our website at www.emxroyalty.com.

Overview
EMX Royalty Corporation is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with royalty acquisitions and strategic investments. EMX's royalty and mineral property portfolio consists of 281 properties in North America, Europe, Türkiye, Latin America, Morocco and Australia. The Company's portfolio is comprised of the following:

Producing Royalties	6
Advanced Royalties	11
Exploration Royalties	140
Royalty Generation Properties	124
The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9".

Strategy
EMX's strategy is to provide our shareholders and other stakeholders exposure to exploration success and commodity upside through successful implementation of our royalty business. The Company believes in having a strong, balanced exposure to precious and base metals with an emphasis on gold and copper. The three key components of the Company's business strategy are summarized as:
•Royalty Acquisition. The purchase of royalty interests allows EMX to acquire assets that range from producing mines to development projects. In conjunction with the acquisition of producing and pre-production royalties in the base metals, precious metals, and battery metals sectors, the Company will also consider other cash flowing royalty acquisition opportunities, including the energy sector.
•Royalty Generation and Project Evaluation. EMX's more than 20-year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geological expertise to acquire prospective properties on open ground, and to build value through low-cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, advance minimum royalty ("AMR") payments and annual advance royalty ("AAR") payments, project milestone payments, and other consideration that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside optionality at no additional cost, with the potential for future royalty payments upon the commencement of production.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	2

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
•Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes primarily from strategic equity investments in companies with what EMX considers to be under-valued mineral assets that have upside exploration or development potential. Exit strategies can include equity sales, royalty positions, or a combination of both.
EMX has a combination of producing royalties, advanced royalty projects, and early-stage exploration royalty properties providing shareholders exposure to immediate cash flow, near-term development of mines, and long-term exposure to class leading discoveries. Unlike other royalty companies, EMX has focused a significant portion of its expertise and capital toward organically generating royalties. We believe putting people on the ground generating opportunities and partnering with major and junior companies is where EMX can generate the highest return for our shareholders. This diversified approach towards the royalty business provides a foundation for supporting EMX's growth and increasing shareholder value over the long term.

Highlights
In Q2 2024, EMX continued on a strong uptrend due to robust royalty production and strong metal prices. Strong performance during the quarter was marked from Timok, Gediktepe, and Leeville. EMX continued to invest capital generating and acquiring royalties around the world while our partners invested significant capital to expand operations at existing mines, advance towards the development of new mines (e.g., updated resources for Parks-Salyer), and explore for new opportunities (e.g. Diablillos targets).
Summary of Financial Highlights for the three and six months ended June 30, 2024 and 2023:1

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2024	2023	2024	2023

Statement of Loss
Revenue and other income	$6,005	$3,408	$12,245	$6,150
General and administrative costs	(1,694)	(1,576)	(3,842)	(3,298)
Royalty generation and project evaluation costs, net	(2,907)	(2,200)	(5,841)	(5,022)
Loss from operations	(837)	(1,280)	(2,275)	(4,077)
Net loss	$(4,022)	$(4,722)	$(6,249)	$(8,448)

Statement of Cash Flows
Cash flows from operating activities	$(514)	$(1,002)	$513	$(4,335)
Cash flows from investing activities	2,507	2,749	333	(57)
Cash flows from financing activities	$662	$(725)	$49	$(1,506)

Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$8,758	$6,614	$17,051	$11,582
Adjusted royalty revenue	$7,836	$5,265	$15,493	$9,208
GEOs sold	3,352	2,662	7,047	4,750
Adjusted cash flows from operating activities	$1,341	$1,452	$4,002	$(983)
Adjusted EBITDA	$4,639	$2,848	$7,862	$3,222

Statement of Financial Position
Cash and cash equivalents			$21,421	$10,965
Working capital[1]			$(2,421)	$24,885

1 Refer to the "Non-IFRS financial measures" section on page 29 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	3

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Non-IFRS Financial Measures1:
The Company had adjusted revenue and other income and adjusted royalty revenue by metal of the following:
The Company had adjusted royalty revenue by asset and by GEOs of the following:

1 Refer to the "Non-IFRS financial measures" section on page 29 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	4

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Outlook
The Company is maintaining its 2024 guidance of GEOs sales of 11,000 to 14,000, adjusted royalty revenue of $22,000,000 to $27,500,000 and option and other property income of $2,000,000 to $3,000,000. The Company is currently on pace to achieve the upper end of its annual guidance for GEOs sold and adjusted royalty revenue, while aiming for the lower end of our option and other property income guidance.
The Company is excited about the prospect for continued growth in the portfolio for 2024 and the coming years. The driver for near and long term growth in cash flow will come from the large deposits of Caserones in Chile and Timok in Serbia. At Caserones, Lundin has initiated an exploration program which is intended to expand mineral resources and mineral reserves while at the same time looking to increase throughput at the plant. At Timok, Zijin Mining Group Co. continues to increase its production rates in the upper zone copper-gold deposit while developing the lower zone, which we believe will be one of the more important block cave development projects in the world.
In terms of other production royalty assets, the Company expects Gediktepe, Leeville, and Gold Bar South to mirror what occurred in 2023. In Türkiye, Gediktepe continues to perform well and is ahead of its production forecast for 2024 (as of the end of Q2) and production rates and grades at Balya North ramped up again in Q2. We are also excited about the advancement of Diablillos in Argentina by AbraSilver Resource Corp. where the company continues to expand the mineral resource.
The Company will continue to evaluate and work to acquire mineral rights and royalties in 2024. The Company expects it will invest similar amounts as in 2023 towards the royalty generation business. As in previous years, producing royalties will continue to be supplemented by option, advance royalty, and other pre-production payments from partnered projects across the global asset portfolio. Efforts and programs are underway to optimize and control costs as the Company continues to grow. EMX believes it is well positioned to identify and pursue new royalty and investment opportunities, while further filling a pipeline of royalty generation properties that provide opportunities for additional cash flow, as well as exploration, development, and production success.
As part of the Company's effort to continue to strengthen its balance sheet, subsequent to the end of the period, the Company has closed the refinancing of its outstanding debt with Sprott Private Resource Lending II of $34,660,000, with a new $35,000,000 credit agreement with Franco-Nevada Corporation ("Franco"), previously announced on June 20, 2024. This refinancing extends the maturity date of the Company's debt facility from December 31, 2024 to July 1, 2029.

Corporate Updates
Appointment of Two New Members to the Board of Directors
In Q2 2024, the Company announced the appointment of Dawson Brisco and Chris Wright to the Board of Directors.
Credit Agreement with Franco-Nevada Corporation
In June 2024, the Company announced that it had entered into a $35,000,000 credit agreement with Franco Nevada Corporation with a maturity date of July 1, 2029. Once received, the Company will use the proceeds of the loan to repay the outstanding balance of the Sprott Credit Facility and for general working capital purposes. Subsequent to the end of the period, the Company closed its credit agreement with Franco.
Inaugural Sustainability Report
The Company is also pleased to announce the publication of its inaugural Sustainability Report for 2023. This report marks a milestone in the Company’s journey with respect to its sustainable and ethical business practices and sets a foundational baseline for the Company’s Environmental, Social and Governance (ESG) efforts moving forward. The report provides information on the Company’s key ESG initiatives, reviews performance metrics, identifies improvement areas, and sets future targets.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	5

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Commencement of Normal Course Issuer Bid
During the three months ended June 30, 2024 ("Q2 2024") the Company repurchased 106,276 common shares at a cost of $206,000 which were returned to treasury pursuant to the Company's Normal Course Issuer Bid ("NCIB"). Subsequent to the period end, the Company repurchased 167,199 shares for a total cost of $305,000.
Cyber Event Update
In April 2024, the Company became aware that one of the Company's subsidiaries in Türkiye was the subject of a cyber event resulting in a potential loss of up to $2,326,000. The Company has launched a full investigation of the event which remains ongoing and is pursuing recovery of its funds through all legally available means as appropriate, in order to mitigate the loss amount to the fullest extent possible. A criminal complaint has been filed with the public prosecutor's office in Türkiye which is the first step to recovery whether it be through a criminal or civil process, or both. EMX is also working with its attorneys in Mexico and is currently preparing a civil complaint in the jurisdiction in which the funds were received and withdrawn. An extensive investigation by a reputable third party security firm yielded that there was no intrusion into EMX systems nor its network in its findings. EMX continues to vigorously pursue all remedies available to it in pursuit of recovery all or a part of the funds.
Investment Updates
As at June 30, 2024, the Company had marketable securities of $1,875,000 (December 31, 2023 – $4,001,000), and $6,239,000 (December 31, 2023 – $6,372,000) in private investments. The Company will continue to generate cash flow by selling certain of its investments when appropriate.

Producing Royalty Updates
Caserones
The Company’s effective share of the royalty revenue in Caserones totaled $2,753,000 for the three months ended June 30, 2024 (Q2 2023 - $3,206,000). Pursuant to the conditions within the royalty agreement, the operator is not obligated to provide actual results prior to the release of our quarterly financial statements. As such, on a quarterly basis, revenue is estimated by the Company based on a life of mine model provided by the operator and may differ from actual resulting in adjustments to subsequent period revenues. Included in the quarterly revenue was a true up of $493,000 (Q2 2023 - $1,153,000) due to a higher than expected revenue in the prior quarter. The true up in the current period was mainly driven by higher than anticipated copper and molybdenum sales in Q1 2024.
The Company received royalty distributions of $1,855,000, net of Chilean taxes in Q2 2024 (2023 - $2,454,000). The payments received were based upon copper and molybdenum sales in Q1 2024.
During Q2 Lundin exercised its option to acquire an additional 19% equity interest in the Caserones operating company (SCM MLCC) from JX Advanced Metals Corporation (previously JX Nippon) (see Lundin news release dated June 26, 2024). The $350 million consideration for the Call Option Exercise was paid in cash and brought Lundin’s ownership to 70%.
Subsequent to period end, Lundin announced its Q2 results, which included Caserones (see Lundin news release dated July 30, 2024). According to Lundin, Caserones saw a decrease in sales compared to Q1, however this was offset by an increase in metal prices.
Additionally, Lundin announced an increase to Caserones' annual copper production guidance from 120,000 - 130,000 tonnes to 124,000 - 135,000 tonnes.
Timok
EMX earned $1,586,000 in royalty revenue from the Timok royalty property in Q2 2024 (Q2 2023 - $Nil). Q2 saw the highest royalty revenue of any previous quarter at Timok and reflected a combination of increased production at Timok and higher metal prices.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	6

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Gediktepe
EMX earned $1,806,000 in royalty revenue from the Gediktepe mine in Q2 2024 (Q2 2023 - $1,175,000). Gediktepe saw a decrease in sales compared to Q1, however this was partially offset by an increase in metal prices.
Leeville
EMX earned $1,187,000 in royalty revenue from Leeville in Q2 2024 (Q2 2023 - $664,000). The Leeville payments for Q2 2024 continued on a strong uptrend due to robust production and high gold prices.
Balya
EMX earned $311,000 in royalty revenue from the Balya property in Q2 2024 (Q2 2023 - $9,000). The site continues to show progress in ramping up the operation.
Gold Bar South
EMX earned $167,000 in royalty revenue from the Gold Bar South royalty property in Q2 2024 (Q2 2023 - $134,000).

Pre-Production and Royalty Generation Updates
EMX continues to fund and support its generative programs to build long term value and organically create royalties at low cost. Key examples of organically generated royalty assets that are being advanced by well-funded partners include the Balya royalty in Türkiye (producing), and the Park-Salyer (advanced project) and Peake (exploration) royalties in Arizona. The generative programs also lead to recognition of other investment and royalty purchase opportunities in the jurisdictions in which we work. Examples include assets such as the Timok royalty in Serbia (producing asset), the Viscaria royalty in Sweden (pending development) and the Kaukua royalty in Finland (advanced project). These generative programs and the scope and scale of the organic royalty portfolio distinguish EMX from its royalty company peers.
During Q2 2024, the Company’s royalty business was active in North America, South America, Europe, Türkiye, Australia and Morocco. The Company incurred $2,907,000 in net royalty generation and project evaluation costs in Q2 2024 compared to $2,200,000 in the Q2 2023. These costs include exploration related activities, technical services, project marketing, land and legal costs, as well as third party due diligence for acquisitions. Included in revenue and other income are option, advance royalty, and other pre-production payments from partnered royalty generation projects.
During the three months ended June 30, 2024 and 2023, the Company recognized the following adjusted revenue and other income1 from generative and non-generative activities:

	Non-Generative Revenue		Generative Revenue		Total
(In thousands of dollars)	2024	2023	2024	2023	2024	2023
Adjusted royalty revenue[1]	$7,810	$5,188	$26	$77	$7,836	$5,265
Option and other property income	-	-	492	1,011	492	1,011
Interest income	393	338	37	-	430	338
	$8,203	$5,526	$555	$1,088	$8,758	$6,614
For the purposes of the disclosure above, non-generative revenue includes revenue from producing and acquired assets. Generative revenue includes all other types of revenue and other income generated by the Company.
1 Refer to the "Non-IFRS financial measures" section on page 29 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	7

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
During the three months ended June 30, 2024 and 2023, the Company had the following costs, revenue and realized losses on the sale of deal flow shares related to royalty generation activities:

	Three months ended June,
(In thousands of dollars)	2024	2023
Royalty generation and project evaluation, net (excluding generative revenue)	$2,907	$2,200
Less:
Technical support and project evaluation	(978)	(583)
Total costs	$1,929	$1,617

Generative revenue	$555	$1,088
Realized loss on the sale of deal flow shares	(1,535)	(17)
Total	$(980)	$1,071
Realized losses on the sale of deal flow shares during the period are offset in the income statement by the reversal of unrealized losses that have been recognized over the course of the investment. Consequently, the impact on the income statement during the period is the net of realized gains and losses on the sale of investments and the unrealized gains and losses on the revaluation of investments. Deal flow shares are acquired at no cash cost to the Company and realized gains or losses reflect the difference between the fair value when received and cash proceeds received on sales which may be realized in different periods.
During the three months ended June 30, 2024 the Company recognized realized losses on the sale of deal flow shares of $1,535,000 (Q2 2023 - 17,000) offset by unrealized gains on the revaluation of deal flow investments of $1,289,000 (Q2 2023 - unrealized losses of $834,000). Gains and losses stated in the income statement also include non-deal flow investments.
Highlights from Q2 2024 include the following:
•In Argentina, Abrasilver commenced a 20,000-meter diamond drilling program at the Diablillos royalty property that prioritizes known mineralization, as well as exploring prospective exploration targets within the broader land package. AbraSilver also entered into subscription agreements for a strategic C$20,000,000 non-brokered private placement with Kinross Gold Corporation and an affiliate of Central Puerto SA.
•Aftermath Silver reported metallurgical test work underway for the Berenguela polymetallic deposit in Peru (i.e., Ag-Cu-Mn) focused on the successful extraction of battery grade manganese sulphate monohydrate using hydrometallurgical processes.
•Arizona Sonoran announced an updated mineral resource estimate (“MRE”) for the Cactus Project, which includes the Parks-Salyer royalty property. The updated MRE included recent drill results that targeted shallow mineralization at the MainSpring property (not covered by EMX’s royalty), which is adjacent to the south of Parks-Salyer (partially covered by EMX’s royalty). The updated MRE that resulted, established Parks-Salyer and MainSpring as one continuous deposit amenable to open pit mining.
•Scout Discovery closed on the acquisition of ten additional projects in Idaho (and Nevada) through the execution of separate option agreements. Scout now controls and is advancing all but one of EMX's Idaho projects. In addition, the sale of Scout Drilling LLC was fully closed with EMX receiving the final payment of $1,000,000.
•Elsewhere in the western U.S., partnered exploration royalty properties were advanced through two reconnaissance drill programs along with field reconnaissance and permitting for upcoming drill programs across the remainder of the portfolio. Royalty generation activities led to the acquisition of three new projects focused on porphyry copper and epithermal precious metal systems located in New Mexico and Nevada as well as evaluating new royalty financing and royalty acquisition opportunities across the U.S. EMX received a total of approximately $368,000 in pre-production payments during the quarter.
•Canadian Gold’s Tartan Lake Phase 2 drill program demonstrated high-grade gold continuity of the Main Zone, as well as extensions to the South Zone.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	8

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
•EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper (iron) project located in the Kiruna mining district of Sweden. On May 6, 2024 the Land and Environment Court announced that operator Copperstone AB had been granted a permit under the Environmental Code for “mining and water operations” at the Viscaria mine (see Copperstone news release dated May 6, 2024). Receipt of this environmental permit represents a key milestone event for the advancement of the Viscaria project. However, as expected, several appeals to the court’s decision were filed prior to the expiration of the appeals period on May 28. The Land and Environment Court at Umeå District Court also issued a judgment in May that favored Copperstone in an appeal regarding land allocation in favor of the Viscaria project. This was also seen as a positive step for the project. Copperstone officially changed its name to Gruvaktiebolaget Viscaria (“Viscaria”) on May 22. Viscaria still anticipates reopening of the mine in 2026.
•As a subsequent event to the end of Q2, First Nordic Metals (formerly Gold Line Resources) announced that it has completed its acquisition of the Oijärvi orogenic gold project in Finland from Agnico Eagle. The Oijärvi Project contains the Kylmäkangas gold deposit, with an indicated mineral resource estimate of 143,000 oz Au (1.07 million tonnes grading 4.1 g/t Au) and an inferred mineral resource estimate of 142,000 oz Au (1.63 million tonnes grading 2.7 g/t Au) according to disclosures made by First Nordic2. EMX holds a right to purchase a 1% NSR on the Kylmäkangas gold deposit for $1,000,000 at any time.
•Royalty generation programs continued in Europe, the Balkans, Morocco and in eastern Australia. Several new gold projects have been acquired by EMX in both Sweden and Finland thus far in 2024, where summer exploration programs have been focused on the identification of new orogenic and intrusion-related styles of gold mineralization. EMX has also acquired two new licenses in the Bor District of Serbia and is awaiting decisions on other pending applications. The new Serbian projects are targeting porphyry copper-gold, CRD and sediment-hosted copper and gold targets in the greater Bor district. Geochemcial sampling programs continued across multiple EMX projects in Morocco, which has led to the identification of multiple new gold and silver targets in that jurisdiction. EMX also continued to evaluate numerous projects held by third parties throughout the world in an effort to continue to sleuth new royalty acquisition and generative opportunities.

Results of Operations

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2024	2023	2024	2023

Financial results
Revenue and other income	$6,005	$3,408	$12,245	$6,150
Costs and expenses	(6,842)	(4,688)	(14,520)	(10,227)
Loss from operations	$(837)	$(1,280)	$(2,275)	$(4,077)
Losses from other items	(2,593)	(1,815)	(3,390)	(2,663)
Tax expense	(592)	(1,627)	(584)	(1,708)
Net loss	$(4,022)	$(4,722)	$(6,249)	$(8,448)

Non-IFRS Financial Measures[3]
Adjusted revenue and other income	$8,758	$6,614	$17,051	$11,582
Adjusted royalty revenue	$7,836	$5,265	$15,493	$9,208
GEOs sold	3,352	2,662	7,047	4,750
Adjusted cash flows from operating activities	$1,341	$1,452	$4,002	$(983)
Adjusted EBITDA	$4,639	$2,848	$7,862	$3,222
2 As reported in the 2022 Technical Report by ARFY Finland Oy entitled “Mineral Resource estimate NI 43-101 Technical Report – Kylmäkangas Gold Project”, authored by Eemeli Rantala, P.Geo for ARFY with an effective date of July 25, 2022 and filed on SEDAR+ by Gold Line Resources Ltd. (name later changed to First Nordic Metals). EMX has not performed sufficient work to verify the published data reported above, but EMX believes this information is considered reliable and relevant.
3 Refer to the "Non-IFRS financial measures" section on page 29 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	9

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Revenues and Other Income
The Company earns various sources of revenue and other income including royalty revenue, option revenue earned from mineral property agreements including execution payments, staged option payments, operator and management fees, gains related to the sale of mineral properties, interest, and dividend income.
During the three and six months ended June 30, 2024 and 2023, the Company had the following sources of revenues and other income:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2024	2023	2024	2023
Royalty revenue	$5,083	$2,059	$10,687	$3,776
Option and other property income	492	1,011	680	1,700
Interest income	430	338	878	674
Total	6,005	3,408	12,245	6,150

Non-IFRS Financial Measures[4]
Adjusted revenue and other income	$8,758	$6,614	$17,051	$11,582
During the three and six months ended June 30, 2024 and 2023, the Company had royalty revenues from the following sources:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2024	2023	2024	2023

Timok	$1,586	$-	$2,853	$-
Gediktepe	1,806	1,175	4,796	2,101
Leeville	1,187	664	2,051	1,198
Balya	311	9	508	162
Gold Bar South	167	134	242	134
Advanced royalty payments	26	77	237	181
Total	$5,083	$2,059	$10,687	$3,776

Non-IFRS Financial Measures[4]
Adjusted royalty revenue	$7,836	$5,265	$15,493	$9,208
Royalty revenue for the six months ended June 30, 2024 increased by $6,911,000 or 183% when compared to the same period in 2023. The majority of the increase was the result of higher production and metals prices from Gediktepe and Leeville, and the recognition of Timok revenue (Q1 2023 revenue was recognized in Q3 2023 upon the execution of an amended and restated royalty agreement).
Adjusted revenue and other income4 and adjusted royalty revenue4 includes the Company's share of royalty revenue from the Company's effective royalty interest in the Caserones mine. The Company's share of royalty revenue for the three and six months ended June 30, 2024 was $2,753,000 and $$4,806,000, respectively (2023 - $3,206,000 and $5,432,000, respectively).
4 Refer to the "Non-IFRS financial measures" section on page 29 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	10

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
The percentage breakdown of the source of the Company's adjusted revenue and other income5 and adjusted royalty revenue5 for the six months ended June 30, 2024 were as follows:
Option and other property income will fluctuate depending upon the Company’s deal flow and structure of property agreements relating to execution payments, staged option payments and operator and management fees. Execution and staged option payments can include the fair value of equity interests obtained in the respective partner and cash proceeds. Further, anti-dilution provisions in property agreements provided for additional equity received and are included in option and other property income. For the six months ended June 30, 2024, included in option and other property income was $51,000 (2023 - $798,000) related to the fair value of share equity payments received, and $210,000 (2023 - $378,000) of various pre-production payments.
Royalty revenue from producing mines will fluctuate as a result of metal sold and prices received by the operators of the producing mines. Timing of additional advanced royalty payments related to other projects and included in royalty income can also fluctuate.
Interest income was earned on the cash balances the Company holds and interest accretion on the deferred compensation payments from Aftermath Silver Ltd., AbraSilver and Scout Discoveries.
5 Refer to the "Non-IFRS financial measures" section on page 29 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	11

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Cost and Expenses
Costs and expenses are comprised of expenditures incurred by the Company to carry out the royalty generation operations, the advancement of projects, and project evaluation as well as marketing and communications. Included in these costs is general and administrative costs ("G&A") for the three and six months ended June 30, 2024 and 2023, comprised of the following:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2024	2023	2024	2023
Salaries, consultants, and benefits	$778	$645	$1,756	$1,601
Professional fees	467	361	703	536
Investor relations and shareholder information	115	228	338	441
Transfer agent and filing fees	39	33	160	167
Administrative and office	251	235	811	465
Travel	44	74	74	88
	$1,694	$1,576	$3,842	$3,298
G&A costs of $3,842,000 were incurred for the six months ended June 30, 2024 compared to $3,298,000 in 2023. General and administrative expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in 2024 compared to 2023 are related to:
•Salaries, consultants, and benefits increased by $155,000 in 2024 due to an increase in head count.
•Professional fees increased by $167,000 in 2024 due to increased legal costs related to the cyber crime investigation.
•Administrative and office costs increased by $346,000 in 2024 primarily due to stamp taxes that were paid during the period in Chile.
Royalty Generation and Project Evaluation Costs, Net of Recoveries
Net royalty generation and project evaluation costs increased from $5,022,000 in the first half of 2023 to $5,841,000 in the first half of 2024. Royalty generation costs include exploration related activities, technical services, project marketing, land and legal costs, as well as third party due diligence for acquisitions. The increase in net royalty generation and project evaluation costs was predominately attributable the timing of the 2024 and 2023 annual share-based compensation grants. The 2024 annual grant occurred in Q2 2024 while the 2023 grant occurred in Q3 2023. This timing difference generated a $534,000 increase in costs when compared to 2023. The remaining increase can be attributed to an increase in property costs in Fennoscandia and South America, a decrease in recoveries in Fennoscandia and an increase in overall costs in Eastern Europe and Morocco.
These cost increases were offset by a $1,196,000 decrease in net expenditures in the USA. The decrease was primarily related to drilling costs that were incurred in 2023, through a former subsidiary of the Company, Scout Drilling LLC., in exchange for future royalty opportunities.
Not included in royalty generations and project evaluation costs, EMX earned $1,007,000 in generative revenue in the first half of 2024 (2023 - $1,881,000).
Depreciation, Depletion and Direct Royalty Taxes
Depreciation, depletion and direct royalty taxes for the six months ended June 30, 2024 totaled $3,788,000 (2023 - $1,642,000). The increase was primarily attributable to depletion recognized on Gediktepe of $3,442,000 in the current period compared to $1,401,000 in the comparative period as a result of increased production from the mine.
Share-based Payments
In first half of 2024 the Company recorded a total of $1,543,000 in aggregate share-based payments compared to $225,000 in 2023. The aggregate share-based payments relate mainly to the annual grant of stock options and the fair value of restricted share units vesting during the period. The increase for Q2 2024 from the comparative quarter is predominately due to the 2024 annual grant of stock options and RSUs. The 2023 annual grant of stock options and RSUs was completed in Q3 2023.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	12

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Other
•During the six months ended June 30, 2024, the Company had an unrealized gain of $1,226,000 (2023 – loss of $709,000) related to the fair value adjustments of investments, and a realized loss of $1,946,000 (2023 – $459,000) for the sale of certain marketable securities held by the Company. The unrealized gains in the current period was attributed primarily to the realization of losses on the sale of marketable securities. The Company will continue to sell marketable securities to generate cash where available but does not have control over market fluctuations.
•During the six months ended June 30, 2024, the Company recognized equity income from its investment in an associated entity of $2,208,000 (2023 – $2,255,000). This related to the share of the Company’s net income derived in SLM California which holds the Caserones effective royalty interest.
•During the six months ended June 30, 2024, the Company recognized finance expenses of $2,145,000 (2023 - $2,511,000) which consisted of interest accretion on the Sprott Credit Facility.
Taxes
During the six months ended June 30, 2024, the Company recorded a deferred income tax expense of $10,000 (2023 - $1,556,000) and a current income tax expense of $574,000 (2023 - $152,000).
On December 31, 2023, legislative changes became effective in Türkiye for hyperinflation tax accounting.

Liquidity and Capital Resources
The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.
The condensed consolidated interim financial statements have been prepared using IFRS Accounting Standards applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months. As at June 30, 2024, the Company had working a capital deficit of $2,421,000 (December 31, 2023 - $2,270,000). The Company’s ability to continue as a going concern is dependent on its ability to generate profitable earnings, receive continued financial support from strategic shareholders, complete additional financing and/or refinance its existing debt. As a result of the credit agreement the Company entered into on June 19, 2024 with Franco-Nevada Corp. management expects that its cash balance, cash flows from operating activities, and available credit facilities will be sufficient to fund the operations of the Company for at least the next twelve months. These condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses and the consolidated statement of financial position classifications that would be necessary if the going concern assumption was inappropriate. These adjustments could be material.
The remaining principal amount of $34,660,000 of the Sprott Credit Facility is due to be repaid by December 31, 2024, which is driving the Company's working capital deficit. It should be noted that the Company can repay the entire debt without penalty after June 30, 2024. Once funding is received from Franco, the Company will use the proceeds of the loan to repay the outstanding balance of the Sprott Credit Facility and for general working capital purposes. Subsequent to the end of the period, the Company closed its new credit agreement with Franco.
The Company has continuing royalty revenue that will vary depending on royalty ounces received and the price of minerals, and other pre-production income. The Company also receives additional cash inflows from the recovery of expenditures from project partners, sale of investments, and investment income including dividends from investment in associated entity. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.
The Company is not subject to externally imposed capital requirements other than as disclosed for the Sprott Credit Facility.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	13

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Operating Activities
Cash provided by operating activities for the six months ended June 30, 2024 was $513,000 (2023 – used $4,335,000), and adjusted cash provided by operating activities1 for the period was $4,002,000 (2023 – used $983,000) and represents expenditures primarily on royalty generation and general and administrative expenses for both periods, offset by royalty revenue received in the period. Adjusted cash provided by operating activities1 is adjusted for $3,489,000 (2023 – $3,352,000) in after-tax royalty distributions received from the Company's effective royalty interest at Caserones.
Investing Activities
The total cash provided by investing activities during the six months ended June 30, 2024 was $333,000 compared to $57,000 used in investing activities during the comparative period. The net proceeds in the current period related primarily to the net proceeds on sales of fair value through profit and loss investments of $1,359,000 (2023 – $676,000), and dividends and distributions received of $3,579,000 (2023 – $3,566,000). This is partially offset by the purchase of additional equity investment related to the Company’s effective royalty interest in the Caserones mine for $4,742,000 (2023 - $3,517,000).
Financing Activities
The total cash provided by financing activities for the six months ended June 30, 2024 was $49,000 compared to $1,506,000 in cash used in financing activities for the comparative period. The net proceeds in the current period primary related to the net cash proceeds from the exercise of options and settlement of RSUs of $1,512,000 (2023 - $66,000). This was partially offset by loan repayments of $1,227,000 (2023 - $1,572,000) and the repurchase of $206,000 in shares through the NCIB program (2023 - $Nil).

Related Party Transactions
The aggregate value of transactions and outstanding balances relating to key management personnel and directors for the six months ended June 30, 2024 was as follows:

(In thousands of dollars)	Salary and fees	Share-based Payments	Total
Management	$545	$304	$849
Outside directors	392	475	867
Seabord Management Corp.*	160	-	160
Total	$1,097	$779	$1,876
*Seabord Management Corp. ("Seabord") is a management services company partially owned by the CFO and Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company. Neither the CFO nor Chairman receive direct compensation from Seabord.
The aggregate value of transactions and outstanding balances relating to key management personnel and directors for the six months ended June 30, 2023 was as follows:

(In thousands of dollars)	Salary and fees	Share-based Payments	Total
Management	$494	$103	$597
Outside directors	362	43	405
Seabord Management Corp.*	151	-	151
Total	$1,007	$146	$1,153
*Seabord Management Corp. ("Seabord") is a management services company partially owned by the CFO and Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company. Neither the CFO nor Chairman receive direct compensation from Seabord.

Included in accounts receivable as at June 30, 2024 is $18 (December 31, 2023 - $Nil) owed from key management personnel.
1 Refer to the "Non-IFRS financial measures" section on page 29 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	14

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Quarterly Information1

(In thousands of dollars, except per share amounts)	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023

Financial results
Revenue and other income	$6,005	$6,240	$7,546	$12,925
Costs and expenses	(6,842)	(7,678)	(5,955)	(7,492)
Income (loss) from operations	$(837)	$(1,438)	$1,591	$5,433
Net income (loss) for the period	$(4,022)	$(2,227)	$1,372	$2,443
Basic earnings (loss) per share	(35.57)	(0.02)	0.01	0.02
Diluted earnings (loss) per share	$(35.57)	$(0.02)	$0.01	$0.02

Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$8,758	$8,293	$10,921	$14,526
Adjusted royalty revenue	$7,836	$7,657	$8,744	$12,875
GEOs sold	3,352	3,696	4,425	6,676
Adjusted cash flows from operating activities	$1,341	$2,661	$6,192	$8,863
Adjusted EBITDA	$4,639	$3,223	$7,278	$10,168

(In thousands of dollars, except per share amounts)	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022

Financial results
Revenue and other income	$3,408	$2,742	$2,288	$7,206
Costs and expenses	(4,688)	(5,539)	(5,721)	(6,162)
Income (loss) from operations	$(1,280)	$(2,797)	$(3,433)	$1,044
Net income (loss) for the period	$(4,722)	$(3,726)	$951	$(12,878)
Basic earnings (loss) per share	(0.04)	(0.03)	0.01	(0.12)
Diluted earnings (loss) per share	$(0.04)	$(0.03)	$0.01	$(0.12)

Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$6,614	$4,968	$3,535	$9,319
Adjusted royalty revenue	$5,265	$3,943	$2,793	$5,775
GEOs sold	2,662	2,088	1,615	3,341
Adjusted cash flows from operating activities	$1,452	$(2,435)	$4,093	$2,719
Adjusted EBITDA	$2,848	$374	$(978)	$6,084

1 Refer to the "Non-IFRS financial measures" section on page 29 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	15

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Royalty Portfolio Review
EMX's royalty and royalty generation portfolio totals 281 projects on six continents. The following is a summary of the portfolio that includes producing, advanced, and exploration project royalties. There are three material royalties covering the Caserones Mine in Chile, the Timok Mine in Serbia, and the Gediktepe Mine in Türkiye. See EMX’s Annual Information Form (“AIF”) for the year ended December 31, 2023 which is available on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile and the Company’s website (www.EMXroyalty.com) for more information on the Caserones, Timok, and Gediktepe royalty properties. In addition, the Leeville and Balya royalty properties are important to the Company, for current as well as projected future royalty cash flows.
Appendix A includes a comprehensive table of EMX's royalty assets. Please see EMX's AIF for the year ended December 31, 2023 for a summary of resource and reserve statements for key royalty assets. For additional details on EMX's royalty and royalty generation portfolio, including specifics on the royalty terms, please refer to the Company's website (www.EMXroyalty.com) as well as the Company's AIF and financial statements for the year ended December 31, 2023.
Producing Royalties

Asset	Location	Operator	Commodity	Stage	Royalty Interest
Caserones	Chile	Lundin Mining Corporation	Copper (Molybdenum)	Producing	Effective 0.8306% NSR
Timok	Serbia	Zijin Mining Group Co, Ltd.	Copper-Gold	Producing - Upper Zone Developing - Lower Zone	0.3625% NSR
Gediktepe	Türkiye	Lidya Madencilik Anayi ve Ticaret A.S.	Gold, Polymetallic	Producing - Oxide phase	10% NSR on oxide zone and 2% NSR on sulfide zone
Leeville	Nevada	Nevada Gold Mines LLC	Gold	Producing	1.0% GSR
Balya	Türkiye	Esan Eczacibaşi Endüstriyel Hammaddeler San. Ve Tic. A.Ş.	Zinc-Lead-Silver	Producing	4.0% NSR
Gold Bar South	Nevada	McEwen Mining Inc.	Gold	Producing	1% NSR
Significant Updates
Caserones, Chile - The Caserones open pit mine is developed on a porphyry copper (molybdenum) deposit in the Atacama Region of Chile’s Andean Cordillera. EMX holds an (effective) 0.8306% NSR royalty interest covering the Caserones mine, as well as other nearby exploration targets, within a mineral concession package totalling approximately 17,000 hectares. The mine is owned by SCM Minera Lumina Copper Chile (“SCM MLCC” or “MLCC”). Lundin Mining Corporation (TSX: LUN) ("Lundin") acquired a 51% controlling interest in MLCC from JX Nippon and certain JX Nippon subsidiaries in July 2023, and a further 19% in Q2 2024 (see discussion below). Caserones produces copper and molybdenum concentrates from a conventional crusher, mill, and flotation plant, as well as copper cathodes from a dump leach and solvent extraction and electrowinning plant. See EMX’s 2023 AIF for more information on the Caserones Royalty Property.
In Q2 2024, Lundin announced the exercise of its option to acquire an additional 19% equity interest in the Caserones operating company (i.e., SCM MLCC) from JX Advanced Metals Corporation (previously JX Nippon) (see Lundin news release dated June 26, 2024). The cash consideration for the Call Option Exercise was $350 million which brought Lundin’s ownership interest to 70%. The option exercise closed on July 2, 2024.
The Company’s effective share of the royalty revenue in Caserones totaled $2,753,000 for Q2 2024 (Q2 2023 - $3,206,000). The Company's effective royalty distribution totaled $1,855,000 for Q2 2024 (Q2 2023 - $2,454,000). These payments were based upon copper and molybdenum mine production from Q1 2024. The royalty distribution payments to EMX were after payment of Chilean taxes of approximately 27%.
Timok, Serbia - EMX’s Timok Royalty is located in the Bor Mining District of Serbia and covers the Cukaru Peki copper-gold deposit. Cukaru Peki consists of a high-level body of high-grade, epithermal-style copper-gold mineralization referred to as the “Upper Zone”, and a deeper body of porphyry-style copper-gold mineralization known as the “Lower Zone”. Zijin is currently producing copper and gold from the Upper Zone deposit at Cukaru Peki, while concurrently developing the Lower Zone. EMX’s

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	16

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
royalty covers both the Upper and Lower Zones. The Cukaru Peki deposits and operations are summarized in Zijin’s annual reports and in various Zijin disclosures. See EMX’s 2023 AIF for more information on the Timok Royalty Property.
EMX executed an amended and restated royalty agreement on September 1, 2023 for its Timok Royalty property with Zijin, whereby the Timok Royalty will consist of a 0.3625% NSR royalty that is uncapped and cannot be repurchased or reduced. The royalty covers Zijin’s Brestovac exploration permit area (including the Cukaru Peki Mining licenses), as well as portions of Zijin’s Jasikovo-Durlan Potak exploration license north of the currently active Bor Mine. The Company is currently receiving quarterly royalty payments from Zijin for copper and gold production from the Cukaru Peki Mine.
EMX earned $1,586,000 in royalty revenue from the Timok royalty in Q2 2024 (Q2 2023 - $Nil).
Gediktepe, Türkiye - The Gediktepe VMS polymetallic deposit is located in western Türkiye. The Gediktepe Royalties consist of: (i) an uncapped 10% NSR royalty over metals produced from the “oxide zone” (predominantly gold and silver) after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) an uncapped 2% NSR royalty over metals produced from the “sulfide zone” (predominantly copper, zinc, lead, silver and gold), payable after cumulative production of 25,000 gold-equivalent sulfide ounces (gold-equivalent as referenced from an underlying 2019 Share Purchase Agreement). The Gediktepe Royalties were acquired as part of the SSR royalty portfolio transaction in 2021, and are being advanced by operator Lidya Madencilik Anayi ve Ticaret A.S. (“Lidya”), a private Turkish company. EMX is credited with royalty payments on a monthly basis for gold and silver production from the Gediktepe Mine. See EMX’s 2023 AIF for more information on the Gediktepe Royalty Property.
EMX earned $1,806,000 in royalty revenue from oxide zone production from the Gediktepe Mine in Q2 2024 (Q2 2023 - $1,175,000).
Leeville, Nevada - The Leeville 1% gross smelter return ("GSR") royalty covers portions of West Leeville, Carlin East, Four Corners, Turf, Rita K, and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada (the "Leeville Royalty"). The Leeville Royalty property is included in the Nevada Gold Mines LLC ("NGM") Barrick-Newmont Nevada joint venture. Leeville Royalty property mineral resource and mineral reserve estimates as well as life of mine plans are not available to EMX from NGM.
EMX earned $1,187,000 in royalty revenue from Leeville in Q2 2024 (Q2 2023 - $664,000).
Balya, Türkiye - The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Türkiye. EMX holds an uncapped 4% NSR royalty on the "Balya North Deposit", which is operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. Ve Tic. A.Ş. ("Esan"), a private Turkish company. Esan operates a lead-zinc mine and flotation mill on the property immediately adjacent to EMX's Balya North royalty property. The initial phases of mining at Balya North commenced in late 2021, and production is now sourced from multiple underground working faces and mine levels with production rates increasing in Q2 2024.
EMX earned $311,000 in royalty revenue from the Balya property in Q2 2024 (Q2 2023 - $9,000).
Gold Bar South, Nevada - EMX’s Gold Bar South 1% NSR royalty property, operated by McEwen, covers a sediment-hosted, oxide gold deposit situated approximately 5.6 kilometers southeast of McEwen’s Gold Bar open pit mining operation in north-central Nevada.
EMX earned $167,000 in royalty revenue in Q2 2024 (Q2 2023 - $134,000) from Gold Bar South.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	17

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Advanced Royalty Projects

Asset	Location	Operator	Commodity	Stage	Royalty Interest
Diablillos	Argentina	AbraSilver Resource Corp	Silver-Gold	Resource Development	1% NSR
Berenguela	Peru	Aftermath Silver Ltd	Copper-Silver-Manganese-Zinc	Resource Development	1% -1.25% NSR
Challacollo	Chile	Aftermath Silver Ltd	Silver-Gold	Resource Development	2% NSR
San Marcial	Mexico	GR Silver Mining Ltd	Silver-Gold-Zinc-Lead	Resource Development	0.75% NSR
Parks-Salyer	USA	Arizona Sonoran Copper	Copper	Resource Development	1.5% NSR
Tartan Lake	Canada	Canadian Gold Corp.	Gold	Resource Development	2.0% NSR
Yenipazar	Türkiye	Virtus Madencilik	Gold -Silver-Zinc-Copper-Lead	Feasibility	6%-10% NPI
Akarca	Türkiye	Çiftay İnşaat Taahhüt ve Ticaret A.Ş.	Gold-Silver	Resource Development	1%-3% NSR
Sisorta	Türkiye	Bahar Madencilik Sinayi ve Ticaret Ltd Sti	Gold	Under Construction	3.5%-5% NSR
Viscaria	Sweden	Copperstone Resources AB	Copper-Iron	Development Permitting	0.5% to 1% NSR
Kaukua	Finland	GT Resources Inc.	PGE-Nickel-Copper	Resource Development	2% NSR
Significant Updates
Diablillos, Argentina - Diablillos is a resource stage high sulfidation silver-gold project located in the Puna region of Salta Province, Argentina that is owned and operated by AbraSilver Resource Corp. (TSX-V: ABRA) ("Abrasilver"). There are multiple mineralized zones, including the Oculto and JAC deposits. In addition to EMX’s NSR royalty, there is a $7,000,000 payment due to EMX upon the earlier of commencement of commercial production or July 31, 2025.
In Q2 2024, AbraSilver announced that it had entered into subscription agreements for a strategic C$20 million non-brokered private placement with Kinross Gold Corporation (“Kinross”) (NYSE: KGC, TSX: K) and an affiliate of Central Puerto SA (“Central Puerto”) (NYSE: CEPU) (see AbraSilver news release dated April 22, 2024). According to AbraSilver it "is well funded for a dual strategy to aggressively advance the Diablillos project towards a production decision and to accelerate exploration efforts."
Abrasilver commenced a 20,000-meter diamond drilling program at Diablillos in Q2 2024 that prioritizes target areas with known mineralization, as well as exploring newly identified prospective exploration targets within the broader Diablillos land package (see Abrasilver news release dated May 6, 2024). The drill program will be allocated approximately 75%/25% between the following respective areas:
•The known epithermal district, including the Oculto, JAC, Fantasma, Alpaca and Cerro Bayo deposits, and
•The prospective porphyry complex located approximately four kilometers northeast of Oculto, as well as the newly identified Jasperoid target, both of which are largely untested to date.
Also in Q2 2024, AbraSilver filed an amended and restated technical report on SEDAR+ titled “Amended and Restated NI 43-101 Technical Report, Pre-Feasibility Study for the Diablillos Ag-Au Project” (the “Amended Technical Report”). The Amended Technical Report supersedes the PFS technical report filed by the Company on April 30, 2024 in its entirety (see Abrasilver news release dated May 30, 2024). According to Abrasilver, “The Amended Technical Report contains updated figures for the Proven and Probable (“P&P”) Mineral Reserves for the Company’s wholly-owned Diablillos project in Salta province, Argentina (the “Project”) due to a compilation error. Although certain of the grades and contained ounce figures have been revised, the aggregate P&P Reserves in respect of the Project have not changed materially. All Project economics set forth in the Company’s

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	18

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
press release dated March 25, 2024 remain unchanged.” The amended and restated open pit constrained mineral reserves were reported as:

Amended and Restated Diablillos Mineral Reserves as of March 7, 2024
	Ktonnes	Au g/t	Ag g/t	AgEq g/t	Ag Koz	Au Koz	AgEq Koz
Proven	12,364	0.86	118	185	46,796	341	73,352
Probable	29,930	0.80	80	142	76,684	766	136,267
Total P&P	42,294	0.81	91	154	123,480	1,107	209,619
According to Abrasilver, “There were no material changes in the Amended Technical Report from the prior Pre-Feasibility Study technical report in respect of the Project other than as set out herein.”
Berenguela, Peru - The Berenguela project, located in the Puno region of southeastern Peru, is a resource stage polymetallic (Cu-Ag-Mn) carbonate replacement-style deposit being advanced by Aftermath Silver Ltd (TSX-V: AAG; OTCQB: AAGFF) (“Aftermath”). Aftermath is earning 100% project interest per a definitive acquisition agreement originally executed with SSR Mining. EMX’s sliding scale royalty interest in (i.e., 1-1.25% NSR based on metal prices), and earn-in payments (i.e., totaling $8,750,000) from Berenguela were acquired in 2021 as part of the SSR royalty portfolio transaction.
In Q2 2024, Aftermath obtained additional drill permits at Berenguela for 115 diamond drill pads and 25 reverse circulation drill pads (see Aftermath news release dated May 22, 2024). Access agreements with surface rights holders are in place and Aftermath is designing a drill program to explore on the margins of the known mineralization, and to complete engineering drilling required to support ongoing studies.
Aftermath also reported results from metallurgical test work underway in Q2 2024 and as events subsequent to quarter end. The test work was focused on extraction of battery grade manganese sulphate monohydrate from composite samples using hydrometallurgical processes (see Aftermath news releases dated July 11 and July 23, 2024).
Parks-Salyer, Arizona - EMX’s Parks-Salyer royalty property is located approximately one kilometer southwest of the historical Sacaton copper mine in central Arizona and is controlled and operated by Arizona Sonoran Copper Company, Inc. (TSX: ASCU) (“ASCU”). The Parks-Salyer deposit together with the Cactus deposit (open pit and underground) and historical stockpiles are collectively known as the Cactus Project by ASCU. EMX retains a 1.5% NSR royalty covering 158 acres of the eastern portion of the Parks-Salyer deposit. One percent of the royalty can be bought down for $500,000. The Company continues to receive ongoing AAR payments.
As an event subsequent to Q2 2024, ASCU announced results from an updated mineral resource estimate (“MRE”) for the Cactus Project, which includes Parks-Salyer (see ASCU news release dated July 16, 2024). The updated MRE included recent drill results that targeted shallow mineralization at the MainSpring property (not covered by EMX’s royalty), which is adjacent to the south of Parks-Salyer (partially covered by EMX’s royalty). This drilling, and the updated MRE that resulted, established Parks-Salyer and MainSpring as one continuous deposit amenable to open pit mining.
The combined Parks-Salyer/Mainspring resources, which have now been combined as the “new Parks-Salyer”, will be rescoped as an open pit operation in a pending PEA study. “New Parks-Salyer” open pit and underground constrained mineral resources, which are partially covered by EMX’s royalty, were reported as:

Parks-Salyer Measured and Indicated Resources reported by Arizona Sonoran Copper Company as of July 11, 2024
Mineralization Type	OP/UG	Ktons	CuT%	CuTsol%*	Total Cu Klbs	Cu Tsol Klbs
Leachable	Parks Salyer OP	246,300	0.81	0.71	4,008,200	3,499,800
Leachable	Parks Salyer U/G	1,100	0.98	0.86	21,500	19,000

Primary	Parks Salyer OP	91,300	0.44	0.04	796,100	81,400
Primary	Parks Salyer U/G	100	0.95	0.15	1,900.00	300
* Denotes Cu Tsol generated using sequential assaying to calculate the grade of soluble Cu

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	19

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Notes:
1.Leachable copper grades are reported using sequential assaying to calculate the soluble copper grade. Primary copper grades are reported as total copper. Tons are reported as short tons.
2.Resources use a copper price of US$3.75/lb.
3.Technical and economic parameters defining mineral resource pit shells: mining cost US$2.43/t; G&A US$0.55/t, 10% dilution, and 44°-46° pit slope angle.
4.Technical and economic parameters defining underground resources: mining cost US$27.62/t, G&A US$0.55/t, and 5% dilution.
5.Technical and economic parameters defining processing: Oxide heap leach (HL) processing cost of US$2.24/t assuming 86.3% recoveries, enriched HL processing cost of US$2.13/t assuming 90.5% recoveries, primary mill processing cost of US$8.50/t assuming 92% recoveries. HL selling cost of US$0.27/lb; Mill selling cost of US$0.62/lb.
6.Variable cut-off grades were reported depending on material type, associated potential processing method, and applicable royalties.
7.Mineral resources, which are not mineral reserves, do not have demonstrated economic viability.
8.Totals may not add up due to rounding.
All of the Mainspring mineral resource is in the inferred category, and totals 244,900 Ktons averaging 0.39% CuT as both leachable and primary mineralization.
According to ASCU, the “new Parks-Salyer” deposit (i.e., inclusive of MainSpring) provides the opportunity for a larger operation and a rescope of Parks-Salyer to an open pit mine. The updated MRE will form the basis of a PEA technical report prepared in accordance with NI 43-101 which will be filed on SEDAR+ under ASCU's issuer profile. The Cactus Project PFS will be superseded in all respects once the Company has publicly disclosed the PEA.
EMX, as a royalty holder, does not have access to the data necessary to report the portion of the mineral resources covered by its Parks-Salyer royalty property. However, in Q4 2022 EMX received a $3,000,000 milestone payment from ASCU based upon declared mineral resources totaling more than 200 million pounds of contained copper covered by the Parks-Salyer royalty. Specifically, ASCU reported to EMX that a total of 725.5 million pounds of contained copper (approximately 25% of the total contained copper from the 2022 total inferred mineral resource of 2,915 Mlbs contained copper) were covered by the EMX royalty. The Company notes that the footprint of the new Parks-Salyer deposit within EMX’s royalty property boundary has changed materially from the 2022 to the 2024 resource models due to the addition of the MainSpring property.
Tartan Lake, Canada - Tartan Lake is a past producing, resource stage greenstone hosted gold deposit located near Flin Flon in Manitoba, Canada. EMX retains a 2% NSR royalty covering Tartan Lake, which is owned and operated by Canadian Gold Corp. (“CGC”) (TSX-V: CGC). CGC has an option to buyback each 1% of the NSR royalty for separate C$1,000,000 payments to EMX. The Tartan Lake Royalty Property hosts underground gold resources which are considered as historical by EMX.
CGC’s Phase 2 drill program, which concluded in Q2 2024, focused on high-grade gold extensions to the Main Zone, as well as drilling at the South Zone and a VMS target situated east of the historical mining area. Main Zone Phase 2 results included 12.8 meters (894-906.8 m) averaging 4.1 g/t gold with a sub-interval of 2.9 meters (895.1-898 m) averaging 12.6 g/t in hole TLMZ23-26W6 (true widths unknown ) (see CGC news release dated April 29, 2024). South Zone results included 2.95 meters (299.05-302 m) averaging 5.9 g/t gold with a sub-interval of 0.95 meters (299.05-300 m) averaging 14.0 g/t gold in hole TLSZ24-27 (true widths unknown). Drill results from the Main Zone demonstrated continuity of mineralization and at the South Zone extended mineralization down plunge.
A Phase 3 drill program is scheduled to start in early Q3 and will follow-up at the Hanging Wall, Main, and South Zones (see CGC news release dated June 20, 2024).
Sisorta, Türkiye - The Sisorta project consists of an oxide gold deposit with underlying copper and gold porphyry potential. EMX sold the project in 2016 to Bahar Madencilik Sinayi ve Ticaret Ltd Sti (“Bahar”), a privately owned Turkish company, retaining a royalty and advance royalty payment interests. The EMX royalties consist of a 3.5% NSR on any materials mined and processed on site at Sisorta, and a 5% NSR royalty on any materials shipped offsite for processing.
Bahar, which operates the nearby Altintepe gold mine, commenced development of the Sisorta project in 2022, and received a temporary environmental operating permit at the end of Q1. Bahar has since commissioned its ADR plant and is working toward its first gold production in Q3 of 2024.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	20

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Viscaria, Sweden - EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper (iron) project located in the Kiruna mining district of Sweden which is operated by Stockholm listed Copperstone. The Viscaria deposit contains elements of both VMS and iron oxide-copper-gold (“IOCG”) styles of mineralization and was mined from 1983-1996 by a partnership between LKAB and Outokumpu OYJ. Significant mineral resources remain in the historical mining area, most of which are covered by EMX’s royalty footprint.
Copperstone reported that the main hearing in the Land and Environment Court at Umeå District Court was held from January 30th – February 21st to review the permit application for reopening the Viscaria mine under the Environmental Code (see Copperstone Year-end Report 2023, dated February 29, 2024). On May 6, 2024 the Land and Environment Court announced that Copperstone had been granted a permit under the Environmental Code for “mining and water operations” at the Viscaria mine (see Copperstone news release dated May 6, 2024). Receipt of this environmental permit represents a key milestone event for the advancement of the Viscaria project. However, as expected, several appeals to the court’s decision were filed prior to the expiration of the appeals period on May 28. The Land and Environment Court at Umeå District Court also issued a judgment in May that favored Copperstone in an appeal regarding land allocation in favor of the Viscaria project. This was also seen as a positive step for the project. Copperstone officially changed its name to Gruvaktiebolaget Viscaria (“Viscaria”) on May 22. Viscaria still anticipates reopening of the mine in 2026.
Exploration Royalty & Royalty Generation Projects
The Company has 140 exploration stage royalties and 124 royalty generation properties being advanced, and available for partnership (note, these totals do not include producing royalty or advanced royalty projects). A complete listing of the exploration stage royalties is included in Appendix A to this MD&A. The table below provides an overview of exploration royalties and royalty generation properties by country and commodity, followed by brief discussions of select project highlights.

Country	Exploration Royalty		Royalty Generation Project
	Precious Metals	Base Metals	Precious Metals	Base Metals

USA	33	16	15	21
Canada	34	4	13	8
Mexico	2	-	-	-
Haiti	5	2	-	-
Chile	4	3	4	6
Argentina	1	-	-	-
Sweden	8	10	1	10
Finland	2	-	5	1
Norway	-	9	4	15
Serbia	1	1	-	-
Morocco	-	-	6	12
Türkiye	-	-	1	1
Australia	4	1	1	-
	94	46	50	74
Summary of United States
EMX’s western U.S. royalty generation portfolio consists of 88 total properties, which includes 49 royalty properties, 3 alliance properties being advanced by South32 Limited (ASX / LSE / JSE: S32; ADR: SOUHY) ("South32"), and 36 properties available for partnership. During the quarter, partnered properties were advanced with two drill programs, geologic mapping and rock chip sampling, and permitting for upcoming drill programs. In addition, several property positions were increased and two new porphyry copper projects, Stockton in New Mexico and Tango in Nevada, and one new epithermal gold project, Auroriana Grande in Nevada, were acquired through the staking of open ground. EMX received a total of approximately $414,000 in pre-production payments during the quarter, as well as a $1 million payment resulting from the sale of Scout Drilling LLC to Scout Discoveries Corp.

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Highlights of United States
Swift, Nevada, USA - EMX’s Swift Royalty Property (3.25% production returns royalty), located in Nevada’s Cortez district, is owned by Ridgeline Minerals Corp. (TSX-V: RDG; OTCQB: RDGMF; FRA: 0GC0) (“Ridgeline”) and operated by Nevada Gold Mines ("NGM") (i.e., Barrick and Newmont) in a joint venture with Ridgeline. Pursuant to the Swift joint venture agreement, NGM can incur a minimum of $20,000,000 in qualifying work expenditures over an initial five-year term to earn a 60% interest in Swift, and will have further options to increase its interest to a total of 75% (see Ridgeline news release dated August 10, 2023).
NGM has proposed a 2024 exploration budget of up to $5,000,000 to fund the next phase of framework drilling (3-5 core holes) at Swift. Permitting is well advanced, and drilling is expected to commence upon final approvals by the Bureau of Land Management (“BLM”) (see Ridgeline news release dated May 30, 2024).
South32 Portfolio, Arizona, USA - At quarter-end, the South32-EMX exploration portfolio consisted of five projects, including two projects held under option agreements. Big E (Designated Project) and Red Star (Alliance Exploration Project) were returned to 100% EMX control, and are now available for partnership. As an event subsequent to Q2, EMX re-commenced a follow-up drill program at the Copper Springs Designated Project. Elsewhere, ongoing permitting continued for the Arizona copper projects and field reviews and targeting were completed for the remaining early-stage projects.
Hardshell, Arizona, USA - South32 continued to advance its Hermosa property, which includes EMX’s Hardshell royalty property. The Hermosa property is comprised of a) the Taylor polymetallic (Zn-Pb-Ag) development project adjacent to the north of Hardshell with CRD mineralization that projects down dip onto EMX’s royalty footprint, b) the Peake Cu-Pb-Zn-Ag prospect, which as currently outlined is partially covered by EMX’s royalty ground, and c) the Clark deposit to the east of Hardshell. EMX retains a 2% NSR royalty on Hardshell that is not capped nor subject to buy down.
South32’s advances at Hermosa were summarized in its July 21, 2024 “Quarterly Report - June 2024” news release.
Investment of US$372,000,000 of growth capital expenditures at Hermosa in FY24, with construction of key infrastructure and permitting for the Taylor zinc-lead-silver and Clark battery-grade manganese deposits.
•FAST-41 federal permitting for both Taylor and Clark progressed to the next stage, with the US Forest Service publishing a Notice of Intent to prepare an Environmental Impact Statement during the quarter.
•South32 directed US$24 million to capitalized exploration during FY24 and advanced drill programs, including at the polymetallic Peake prospect (partially cover by EMX’s Hardshell royalty) (see EMX news release dated October 2, 2023 for a discussion of Peake drill results within EMX’s Hardshell royalty property).
Scout Portfolio, Idaho, USA - EMX optioned a portfolio of Idaho precious and base metal projects in 2023 to Scout Discoveries Corp ("Scout”), a privately owned Idaho based company. The initial five projects closed in 2023, with the remaining Idaho projects remained under an option to be acquired by Scout within one year. The initial agreement terms included an equity position in Scout, AAR and milestone payments for each project, and a retained 3.25% NSR royalty for each project, of which 1% can be bought down. During Q2 2024 EMX and Scout closed on nine of the remaining available Idaho projects and one Nevada project under amended deal terms. The ten newly acquired projects were covered by the execution of standard option agreements, with cash payments during the option period and the same AAR, milestone, and royalty structure as initially agreed in 2023. In addition, Scout closed on the acquisition of Scout Drilling LLC by making a $1,000,000 payment to EMX.
In Q2 2024, Scout provided an exploration and operations update, which included results from a first-pass core drilling program at Erickson Ridge conducted to validate historical drilling (see Scout news release dated May 9, 2024). The Phase I program of five core holes confirmed that there is potential to increase upon the historical gold resource, both in size and grade. A Phase II follow-up core program will test targets outside of the known mineralized zone, especially to the east where a feeder structure to mineralization may exist. Also in Q2, at EMX's Robber Gulch royalty property, Scout completed a seven hole drill program, totaling 1,270 meters with assays pending at Qend. Scout acquired Robber Gulch from Ridgeline Minerals earlier in the year. In addition to planned drill programs at South Orogrande and Erickson Ridge, a focus during the 2024 field season will be advancing the Cuddy Mountain porphyry copper project.
Richmond Mountain, Nevada, USA - Stallion Uranium Corp. (TSX-V: STUD) ("Stallion") completed a one hole, 670 meter drill test at Richmond Mountain. The drill hole was collared on the far west side of the property and failed to penetrate cover rocks. Subsequent to quarter end, Stallion terminated the option agreement and returned the property to 100% EMX control and is now available for partnership. EMX believes that the most prospective targets have yet to be tested.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	22

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Summary of Canadian Portfolio
EMX’s portfolio in Canada consists of 53 properties covering over 170,000 hectares of mineral and royalty ground held in Ontario, Québec, British Columbia and Manitoba. There are 30 partnered properties with a combination of royalties and/or ongoing cash payments, the majority of which are in the Red Lake District. EMX also has 23 properties available for partnership in the portfolio. The Company commenced summer field programs during Q2 2024 with new generative work programs to advance the available projects toward new partnerships, while partnered properties were advanced by the project operators.
Summary of Chilean Portfolio
EMX’s early-stage royalty generation portfolio in Chile consists of nine exploration royalty properties and thirteen properties that are 100% controlled by EMX and available for partnership. During the quarter, EMX continued to consolidate exploration data and concessions on royalty properties abandoned by previous partners. The available properties consist of porphyry copper, IOCG (iron oxide copper-gold)/manto, and epithermal gold-silver projects that occur in northern Chile’s highly productive metallogenic belts.
Summary of Northern Europe
EMX’s royalty generation portfolio in the Nordic Countries consists of 70 total properties, which includes 33 royalty properties, and 37 properties available for partnership. EMX continued to advance its portfolio of projects in Northern Europe, acquiring new gold and battery metals projects in both Finland and Sweden in Q2. In addition to its ongoing generative work, EMX continues with work with its various partners to plan and execute various exploration programs in 2024. Discussions regarding numerous additional partnerships in the Nordic Countries were held in Q2 and are ongoing.
Highlights of Northern Europe
Gold Line Projects, Sweden - On June 10, First Nordic Metals (formerly Gold Line Resources) announced the identification of a significant geochemical anomaly on its Storjuktan gold project, which is positioned to the north of the Barsele Gold Deposit. EMX holds a royalty over the Storjuktan project. The anomaly measures 5 km by 1 km and shows elevated gold and pathfinder elements according to First Nordic’s recently completed base-of-till sampling program.
Oijärvi, Finland - As a subsequent event to the end of Q2, on July 15 First Nordic Metals announced that it has completed its acquisition of the Oijärvi orogenic gold project in Finland from Agnico Eagle. The Oijärvi Project contain the Kylmäkangas gold deposit, with an indicated mineral resource estimate of 143,000 oz Au (1.07 million tonnes grading 4.1 g/t Au) and an inferred mineral resource estimate of 142,000 oz Au (1.63 million tonnes grading 2.7 g/t Au) according to disclosures made by First Nordic. EMX holds a right to purchase a 1% NSR on the Kylmäkangas gold deposit for $1,000,000 at any time.
Tomtebo, Sweden – EMX’s Tomtebo polymetallic royalty property in the Bergslagen Mining Region of southern Sweden is owned and operated by District Metals Corp (TSX-V: DMX) (“District”), and is joint ventured with Boliden Mineral AB (STO:BOL) (“Boliden”). The agreement calls for Boliden to fund a minimum of C$3,000,000 by October 2027 to earn an 85% interest in the Tomtemo project. District and Boliden completed a six-hole, 2,196 meter diamond drilling program at Tomtebo in Q2 with results pending. On April 29 District announced they had intersected substantial thicknesses of copper-rich semi-massive to massive sulfide mineralization, stringer-style copper-rich sulfide mineralization, and disseminated copper-rich sulfide mineralization (based upon visual logging of the holes). Further, District also reported that three of the holes show off-hole electromagnetic (“EM”) conductive anomalies identified by Boliden’s in-house and proprietary down-hole EM geophysical methods.. EMX holds a 2.5% NSR royalty over the Tomtebo project along with other considerations.
Mofjell, Norway – Mahvie Minerals (STO: MAHVIE) (“Mahvie”) provided an update on modeling polymetallic mineralization for the Mofjell polymetallic royalty property in central Norway during Q1 2024. The Mofjell mine operated between 1928 and 1987 and produced 4.35 million tonnes at 3.61% Zn, 0.71% Pb, and 0.31% Cu (Bjerkgård, et. al, 2013). EMX holds a 2.5% NSR royalty over the Mofjell project along with other considerations, including an equity stake in Mahvie.
In Q1 2024 Mahvie announced that it had modeled drill results from its 11 hole, 1,037 meter 2023 drill program. The recent modeling results, which do not meet NI 43-101 reporting requirements for mineral resource estimates, defined a volume of polymetallic mineralization for further exploration within the area of historical mining, and suggests additional potential exists along trend. Mahvie published the modelling results and attendant technical report on June 20, 2024.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	23

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Summary of Australian Portfolio
EMX continued to execute its business model in Australia and is conducting reconnaissance programs to identify new projects for acquisition and partnership. Although EMX’s historical focus in Australia has been on gold projects, new opportunities have resulted in EMX’s pursuit of royalty property exposure to include base metals and strategic commodities such as cobalt and manganese.
Highlights of Australian Portfolio
Koonenberry, Australia - EMX holds a 3% uncapped NSR royalty on the Koonenberry gold project, which is being advanced by Koonenberry Gold Ltd (ASX: KNB) ("KNB").On April 9, KNB announced the commencement of a maiden drill program at the Atlantis copper-gold target. During the month of April, KNB completed an 18-hole air core drill program totaling 892m. Results were reported on May 28 and included 3 meters of 0.61% Cu from a depth of 9 meters in hole 24ATAC008, 12 meters of 0.31% Cu from a depth of 9 meters in 24ATAC011 and 6 meters of 0.35g/t Au with 0.57% Pb from surface in hole 24ATAC008.
The drill program had intended to test deeper and underlying EM targets, but according to KNB’s disclosures, the air core rig was unable to reach the targets depths due to limitations of the rig configuration and air pressure. On June 19, KNB announced commencement of a second phase of drilling to test the deeper level targets.
On June 13, KNB also announced the completion of a 17 hole 1,506 meter air core program at its Bellagio target. The results of the program served to extend the Bellagio gold zone to the east and 200 meters to the south.
Many Peaks Minerals Gold Projects, Australia – At the end of Q1, Many Peaks Minerals announced their intent to re-focus their exploration efforts on advanced gold projects in Cote D'Ivoire. On July 26 Many Peaks and EMX announced an agreement by which Many Peaks divested their interests in the Queensland Gold, Yarrol and Mt Steadman gold projects, which have now been reacquired by EMX on a 100% basis.
Qualified Persons
Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on North America and Latin America, except for Caserones. Consulting Chief Mining Engineer Mark S. Ramirez, SME Registered Member #04039495, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above disclosure with respect to the Caserones Mine. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on Europe, Türkiye, and Australia.

Off-Balance Sheet Arrangements
As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

New Accounting Pronouncements
Accounting standards adopted during the year
Please refer to the audited consolidated financial statements for the year ended December 31, 2023 on www.sedarplus.ca.
Accounting pronouncements not yet effective
Please refer to the audited consolidated financial statements for the year ended December 31, 2023 on www.sedarplus.ca.

Risk and Capital Management: Financial Instruments
Please refer to the audited consolidated financial statements for the year ended December 31, 2023 on www.sedarplus.ca.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	24

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Critical Accounting Judgements and Significant Estimates and Uncertainties
Please refer to the audited consolidated financial statements for the year ended December 31, 2023 on www.sedarplus.ca.

Risks and Uncertainties
The Company has identified the following risks and uncertainties which are consistent with those risks identified for the year ended December 31, 2023: Mineral Property Exploration Risks, Conditions to be Satisfied Under Certain Agreements, Markets, No Control over Mining Operations, Reliance on Third Party Reporting, Unknown Defects or Impairments in EMX's Royalty or Other Interests, Operators' Interpretation of EMX's Royalty and Other Interests; Unfulfilled Contractual Obligations, Revenue and Royalty Risks, Royalty Operation and Exploration Funding Risk, Fluctuating Metal Prices, Extensive Governmental Regulation and Permitting Requirements Risks, Foreign Countries and Political Risks, Natural Disasters, and Impact and Risks of Epidemics, Financing and Share Price Fluctuation Risks, Uncertainty of Mineral Resource and Mineral Reserve Estimates, Competition, Return on Investment Risk, No Assurance of Titles or Borders, Currency Risks, Insured and Uninsured Risks, Environmental Risks and Hazards, Changes in Climate Conditions and Legislation, Key Personnel Risk, Conflicts of Interest, Passive Foreign Investment Company, Corporate Governance and Public Disclosure Regulations, Internal Controls over Financial Reporting, Information Systems and Cyber Security, Activist Shareholders, and Reputation Damage.
For details on the above risks and uncertainties, please refer to the MD&A for the year ended December 31, 2023 on www.sedarplus.ca.

Controls and Procedures
Disclosure Controls and Procedures
At the end of the period covered by this MD&A, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this MD&A, as discussed below under "Management's Report on Internal Control Over Financial Reporting," our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
Management's Report on Internal Control over Financial Reporting
The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in National Instrument 52-109 in Canada and in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. There are inherent limitations in all control systems, which include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	25

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls and projections of any evaluation of effectiveness to future periods may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2024, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that EMX’s internal control over financial reporting was effective as at June 30, 2024.
Changes in Internal Control over Financial Reporting
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the period covered by this MD&A, management made improvements in application of existing internal controls, while also implementing new internal controls over financial reporting that may materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Management's Initiatives
Management continues to consult an independent third-party Sarbanes-Oxley consultant to assist with the Company's internal controls. That consultant will continue to work with us to identify any weaknesses and further enhance our internal controls. Any remediation efforts will include the implementation of additional controls to ensure all risks have been addressed.

Outstanding Share Data
At August 8, 2024, the Company had 113,527,297 common shares issued and outstanding. There were also 7,891,400 stock options outstanding with expiry dates ranging from November 19, 2024 to September 11, 2028 and 3,812,121 warrants outstanding with an expiry date on April 14, 2027. In accordance with the terms of the Company’s stock option plan, if stock options expire during an imposed restricted period and are not exercised prior to any such restriction, they will not expire but instead will be available for exercise for ten business days after termination of the restricted period.

Forward-Looking Information
This MD&A may contain “forward-looking statements” that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and mineral resource estimates, work programs and proposed exploration, development and production activities, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals, future payments that the Company is to make or receive pursuant to agreements to which it is subject, future purchases of Common Shares pursuant to the Company’s normal course issuer bid, statement as to future payment of dividends, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource or mineral reserve estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.
Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy,” “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	26

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:
•Estimated production at any of the mineral properties in which the Company has a royalty, or other interest remains accurate;
•estimated capital costs, operating costs, production and economic returns remain accurate;
•estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's mineral resource and mineral reserve estimates, remains accurate;
•the expected ability of any of the properties in which the Company holds a royalty, or other interest to develop adequate infrastructure at a reasonable cost remains accurate;
•the Company and its counterparties will satisfy their obligations in accordance with the agreements that they are party to;
•the Company will continue to be able to fund or obtain funding for outstanding commitments;
•the Company will be able to source accretive royalties and royalty generation properties;
•that neither the Company nor any owner or operator of any of the properties in which the Company holds a royalty, or other interest will suffer significant impacts as a result of an epidemic or other natural disaster;
•that trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of being listed on both the TSX-V and the NYSE American and will not be suspended;
•that the Company properly considered the application of applicable tax laws to its structure and operations and filed its tax returns and paid taxes in compliance with applicable tax laws;
•assumptions that all necessary permits and governmental approvals will be obtained;
•assumptions made in the interpretation of drill results, the geology, grade and continuity of the mineral deposits of any of the properties in which the Company holds a royalty or other interest remain accurate;
•expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties in which the Company holds a royalty or other interest remain accurate; and
•the activities on any on the properties in which the Company holds a royalty, or other interest will not be adversely disrupted or impeded by development, operating or regulatory risks or any other government actions and will continue to operate in accordance with public statements.
Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:
•uncertainty regarding the Company’s ability to continue as a going concern;
•risks associated with exploration, development, operating, expansion and improvement at the properties in which the Company holds a royalty interest
•the risk that the Company may be unable to satisfy conditions under its property option agreements and earn an interest in the properties subject to such agreements;
•risks associated with fluctuations in the price of commodities;
•the absence of control over mining operations on the properties in which the Company holds a royalty interest and is dependent on third party operators to explore, develop and mine such properties ;
•risks associated with having to rely on the public disclosure and other information the Company receives from the owners and operators of the properties on which the Company holds a royalty interest as the basis for the Company’s analyses, forecasts and assessments relating to the Company’s business;
•risks relating to unknown defects and impairments in the Company’s royalty or other interests;
•risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s royalty agreements, including the ability of the companies with which the Company has royalty agreements to perform their obligations under those agreements;
•the Company’s royalty and other interests may be subject to rights of other interest holders, including buy-down rights, pre-emptive rights, claw-back rights and the rights to dispose of property interests;

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	27

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
•risks related to the ability of any of the properties in which the Company holds a royalty, or other interest to commence production and generate material revenues and uncertainty that the Company will receive additional revenues from staged option payments, advanced annual royalty payments, management or operators fees and other sources;
•risks associated with EMX’s exploration partners being unable to obtain adequate financing to fund exploration and development activities;
•risks related to governmental regulation and permits, including environmental regulation;
•the risk that permits and governmental approvals necessary to develop and operate mines on the properties in which the Company holds a royalty, or other interest will not be available on a timely basis or at all;
•risks related to political uncertainty or instability in countries where the Company's mineral properties are located;
•risks of significant impacts on EMX or the properties on which EMX holds a royalty or other interests as a result of an epidemic or natural disaster;
•risks that the Company may not be able to obtain adequate financing when needed;
•volatility in the Company’s share price;
•uncertainties relating to the assumptions underlying the Company's mineral resource and mineral reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
•risks associated with competition in the mineral royalty industry;
•risks related to the declaration, timing and payment of dividends;
•uncertainty related to title to the mineral properties of any of the properties in which the Company holds a royalty, or other interest;
•risks associated with fluctuations in prices of foreign currencies , including currency hedging arrangements or the lack thereof;
•unavailability of insurance for certain risks to which the Company may be subject;
•environmental risks and hazards;
•risks related to global climate change and the impacts of legislation in responses thereto;
•the Company's dependence on, and need to attract and retain, qualified management and technical personnel;
•risks related to conflicts of interest of some of the directors of the Company;
•uncertainty as to the Company's PFIC status;
•risks related to regulatory and legal compliance and increased costs relating thereto;
•risks related to the adequacy of internal control over financial reporting;
•risks related to ensuring the security and safety of information systems, including cyber security risks;
•risks related to activist shareholders;
•risks related to reputational damage;
•uncertainty as to the outcome of potential litigation;
•mine operator and counterparty concentration risks;
•the Company’s dependence on receiving royalty and other payments from the owners or operators of its relevant royalty properties;
•indebtedness risks;
•risks related to royalties or other interest that permit cost deductions;
•risks associated with significant transactions;
•risks related to market events and general economic conditions;
•the Company’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;
•the inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain mining operations from which the company holds a royalty or other interest;

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	28

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
•risks associated with violations of anti-corruption and anti-bribery laws;
•equity price risks related to the Company’s holding of long-term investments in other companies;
•risks associated with multiple listings of Common Shares on the TSX-V and the NYSE American and the possible suspension of trading of Common Shares;
•risks related to enforcing civil judgments obtained in Canada in other jurisdictions;
•risks related to environmental, social and governance related issues;
•lack of suitable supplies, infrastructure and employees to support the mining operations at the properties on which the Company holds a royalty or other interest;
•uncertainties related to indigenous rights with respect to the mineral properties; and
•risks associated with potential changes to mining legislation in Chile.
This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to under the heading "Description of the Business-Risk Factors" in the AIF (as defined below), which is incorporated by reference herein.
The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.
More information about the Company including its recent financial reports is available on SEDAR at www.sedarplus.ca. The Company's Annual Report on Form 40-F, including the recent financial reports, is available on SEC's EDGAR website at www.sec.gov and on the Company's website at www.EMXroyalty.com.
Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources
Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable. U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.

Non-IFRS Financial Measures
The Company has included certain non-IFRS financial measures in this MD&A, as discussed below. EMX believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These non-IFRS financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation. A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	29

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.
The following table outlines the non-IFRS financial measures, their definitions, the most directly comparable IFRS measures and why the Company uses these measures.

Non-IFRS financial measure	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors
Adjusted revenue and other income	Defined as revenue and other income including the Company's share of royalty revenue related to the Company's effective royalty on Caserones.	Revenue and other income	The Company believes these measures more accurately depict the Company's revenue related to operations as the adjustment is to account for revenue from a material asset.
Adjusted royalty revenue	Defined as royalty revenue including the Company's share of royalty revenue related to the Company's effective royalty on Caserones.	Royalty revenue
Adjusted cash flows from operating activities	Defined as cash flows from operating activities plus the cash distributions related to the Company's effective royalty on Caserones.	Cash flows from operating activities	The Company believes this measure more accurately depicts the Company's cash flows from operations as the adjustment is to account for cash flows from a material asset.
Gold equivalent ounces (GEOs)	GEOs is a non-IFRS measure that is based on royalty interests and calculated on a quarterly basis by dividing adjusted royalty revenue by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.	Royalty revenue
The Company uses this measure internally to evaluate our underlying operating performance across the royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results.

Earnings before interest, taxes, depreciation and amortization (EBITDA) and adjusted EBITDA	EBITDA represents net earnings or loss for the period before income tax expense or recovery, depreciation and amortization, finance costs. Adjusted EBITDA adds all revenue from the Caserones Royalty less any equity income from the equity investment in the Caserones Royalty. Additionally, it removes the effects of items that do not reflect our underlying operating performance and are not necessarily indicative of future operating results. These may include: share based payments expense; unrealized and realized gains and losses on investments; write-downs of assets; impairments or reversals of impairments; foreign exchange gains or losses; and other non-cash or non-recurring expenses or recoveries.	Earnings or loss before income tax	The Company believes EBITDA and adjusted EBITDA are widely used by investors and analysts as useful indicators of our operating performance, our ability to invest in capital expenditures, our ability to incur and service debt and also as a valuation metric.
Working capital	Defined as current assets less current liabilities. Working capital does not include assets held for sale and liabilities associated with assets held for sale	Current assets, current liabilities	The Company believes that working capital is a useful indicator of the Company's liquidity.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	30

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Reconciliation of Adjusted Revenue and Other Income and Adjusted Royalty Revenue:
During the three and six months ended June 30, 2024 and 2023, the Company had the following sources of revenue and other income:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Royalty revenue	$5,083	$2,059	$10,687	$3,776
Option and other property income	492	1,011	680	1,700
Interest income	430	338	878	674
Total revenue and other income	$6,005	$3,408	$12,245	$6,150
The following is the reconciliation of adjusted revenue and other income and adjusted royalty revenue:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Revenue and other income	$6,005	$3,408	$12,245	$6,150
SLM California royalty revenue	$6,442	$7,685	$11,247	$13,584
The Company's ownership %	42.7	40.0	42.7	40.0
The Company's share of royalty revenue	$2,753	$3,206	$4,806	$5,432
Adjusted revenue and other income	$8,758	$6,614	$17,051	$11,582

Royalty Revenue	$5,083	$2,059	$10,687	$3,776
The Company's share of royalty revenue	2,753	3,206	4,806	5,432
Adjusted royalty revenue	$7,836	$5,265	$15,493	$9,208
Reconciliation of Adjusted Cash Flows from Operating Activities:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Cash provided by (used in) operating activities	$(514)	$(1,002)	$513	$(4,335)
Caserones royalty distributions	1,855	2,454	3,489	3,352
Adjusted cash flows from operating activities	$1,341	$1,452	$4,002	$(983)
Reconciliation of GEOs:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Adjusted royalty revenue	$7,836	$5,265	$15,493	$9,208
Average gold price per ounce	$2,338	$1,978	$2,198	$1,939
Total GEOs	3,352	2,662	7,047	4,750

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	31

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Reconciliation of EBITDA and Adjusted EBITDA:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Income (loss) before income taxes	$(3,430)	$(3,095)	$(5,665)	$(6,740)
Finance expense	1,080	1,270	2,145	2,511
Depletion, depreciation, and direct royalty taxes	1,369	790	3,788	1,642
EBITDA	$(981)	$(1,035)	$268	$(2,587)

Attributable revenue from Caserones royalty	2,753	3,206	4,806	5,432
Equity income from investment in associated entity	(1,411)	(1,340)	(2,208)	(2,255)
Share-based payments	1,354	132	1,543	225
Loss (gain) on revaluation of investments	(1,142)	1,383	(1,226)	709
Loss on sale of marketable securities	1,535	17	1,946	459
Foreign exchange loss	139	797	255	965
Gain on revaluation of derivative liabilities	66	(188)	107	398
Gain on revaluation of receivables	-	(124)	-	(124)
Other losses	2,326	-	2,326	-
Impairment	-	-	45	-
Adjusted EBITDA	$4,639	$2,848	$7,862	$3,222

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	32

Appendix A List of Royalty Assets

Producing Royalties
Property	Royalty/Payments	Commodity Group	Commodity	Operator	Location
Caserones	0.8306% NSR	Base Metals	Copper-Molybdenum	Lumina Copper / Lundin Mining	Chile
Timok – Cukaru Peki	0.3625% NSR	Base Metals	Copper-Gold	Zijin Mining	Serbia
Gediktepe Oxide / Sulfide	10.0% NSR Oxide / 2.0% NSR Sulfide	Precious Metals	Gold-Silver / Copper-Zinc-Gold-Silver	Lidya Madencilik	Türkiye
Balya	4% NSR & other payments	Base Metals	Zinc-Lead-Silver	Esan	Türkiye
Gold Bar South – Afgan	1% NSR	Precious Metals	Gold	McEwen Mining Inc	USA, Nevada
Leeville	1% GSR	Precious Metals	Gold	Nevada Gold Mines	USA, Nevada

Advanced Royalties
Property	Royalty/Payments	Commodity Group	Commodity	Operator	Location
Diablillos	1.0% NSR	Precious Metals	Silver-Gold	AbraSilver Resources	Argentina
Berenguela	1.0% - 1.25% NSR	Base Metals	Copper-Silver-Manganese-Zinc	Aftermath Silver	Peru
Challacollo	2.0% NSR	Precious Metals	Silver-Gold	Aftermath Silver	Chile
San Marcial	0.75% NSR	Base Metals	Silver-Gold-Zinc-Lead	GR Silver	Mexico, Sinaloa
Parks Salyer – Sacaton	1.5% NSR & other payments	Base Metals	Copper	Arizona Sonoran Copper	USA
Tartan Lake	2.0% NSR	Precious Metals	Gold	Canadian Gold Corp	Canada, Manitoba
Yenipazar	6.0% - 10.0% NPI	Precious Metals	Gold-Silver-Zinc-Copper-Lead	Virtus Mining/Trafigura	Türkiye
Akarca	1-3% NSR & other payments	Precious Metals	Gold-Silver	Çiftay
Sisorta	3.5 - 5% NSR & other payments	Precious Metals	Gold (Copper)	Bahar Madencilik
Viscaria	0.5 - 1.0% NSR	Base Metals	Copper (Iron)	Copperstone Resources	Sweden
Kaukua	2% NSR	Base Metals	PGE-Nickel-Copper-Gold	GT Resources Inc	Finland

Exploration Royalties
Property	Royalty/Payments	Commodity Group	Commodity	Operator	Location
M18/Aguas Perdidas	1% NSR	Precious Metals	Silver	AbraSilver Resources	Argentina
Koonenberry	3% NSR & AAR payments (NQM)	Precious Metals	Gold	KNB & Rockwell	Australia, New South Wales
Copperhole Creek	2.5% NSR & other payments	Copper	Copper-Zinc-Tin	Lumira Energy Ltd	Australia, Queensland
Queensland Gold	2.5% NSR & other payments	Precious Metals	Gold-Copper	Many Peaks Gold Pty Ltd
Mt. Steadman	2.5% NSR & other payments	Precious Metals	Gold-Copper	Many Peaks Gold Pty Ltd
Yarrol	2.5% NSR & other payments	Precious Metals	Gold-Copper	Many Peaks Gold Pty Ltd
E&L Nickel Mountain	1% NSR	Battery Metals	Nickel-Copper-PGE	Garibaldi Resources	Canada, British Columbia
Hunter 1-12	2.5% NSR	Precious Metals	Gold	Cassiar Gold
Pyramid	1% NSR	Precious Metals	Gold	Norra Metals Corp

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Appendix A List of Royalty Assets

Birch/Uchi multiple groups	1.5% NSR	Precious Metals	Gold	Angel Wing Metals Inc	Canada, Ontario
Bruce Lake - Pakwash North	1.5% NSR & other payments	Precious Metals	Gold	Goldon Resources
Confederation Lake - Dixie Lake 17-18-19	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Confederation South - Dixie Lake 2	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Confederation South - Dixie Lake 3	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Dash Lake	1.5% NSR & other payments	Precious Metals	Gold	Kubera Gold
Dixie Halo	0.75% NSR & other payments	Precious Metals	Gold	BTU Metals
Ear Falls	3% NSR & other payments	Battery Metals	Lithium	Beyond Lithium
Fairchild Lake	1.5% NSR & other payments	Precious Metals	Gold	Fairchild Gold
Gerry Lake	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Jackson Manion	1.5% NSR	Precious Metals	Gold	Angel Wing Metals Inc
Jean Lake	2% NSR & other payments	Precious Metals	Gold	Canada Nickel Company
Kwai	1.5% NSR & other payments	Precious Metals	Gold	Golden Goliath
Lang Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures
Longlegged Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources
Lucky 7	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Manitou Project	1.5% NSR & other payments	Precious Metals	Gold	Dryden Gold
McDonough	1.5% NSR & other payments	Precious Metals	Gold	Goldon Resources
McVicar Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures
Nabish Lake	3% NSR & other payments	Precious Metals	Gold	Heritage Mining
North Pakwash	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Pakwash Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources
Pipestone	1.5% NSR & other payments	Precious Metals	Gold	Goldon Resources
Red Lake Gold 1	2.5% NSR	Precious Metals	Gold	Renegade Gold
Red Lake Gold - Gullrock Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Renegade Gold
Red Lake Gold - Duchess	0.25% to 2.25% & other payments	Precious Metals	Gold	Renegade Gold
Red Lake Gold - Red Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Renegade Gold
Red Lake Gold - Tilly	0.25% to 2.25% & other payments	Precious Metals	Gold	Renegade Gold
Rex Lake South	2% NSR & other payments	Battery Metals	Lithium-Niobium-Tantalum-Uranium	Double O Seven
Sandy Pines/Fly Lake/Joy	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Shabu	1.5% NSR	Precious Metals	Gold	Taura Gold
South of Otter	1.5% NSR & other payments	Precious Metals	Gold	Portofino
Swain Lake	1.5% NSR	Precious Metals	Gold	Renegade Gold
Fernet	1% NSR & other payments	Precious Metals	Gold	QCX Gold Corp	Canada, Quebec
Portage River	1.5% NSR & other payments	Precious Metals	Gold	Frontline Gold

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Appendix A List of Royalty Assets

Colla Kananchiari	1% NSR precious metals, 0.5% NSR base metals	Precious Metals	Gold-Copper-Silver	Masglas America Corporation	Chile
Juncal	1% NSR	Precious Metals	Gold	Austral Gold Ltd
Las Animas	1.5% NSR	Copper	Copper-Gold	Atacama Copper Exploration Ltd
Magallanes	1% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd
San Guillermo	0.5% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd
San Valentino	1% NSR	Copper	Copper-Gold-Molybdenum	Atacama Copper Exploration Ltd
T4	1.5% NSR	Copper	Copper-Gold	Atacama Copper Exploration Ltd
Mustajärvi	1% NSR	Precious Metals	Gold-Silver	Firefox Gold Corp	Finland
Oijarvi	1%/3% NSR	Precious Metals	Gold-Silver	First Nordic Metals Corp
Grand Bois	0.5% NSR	Precious Metals	Gold-Copper	Sono Global Holdings	Haiti
Grand Bois & Surrounding Properties	0.5% NSR	Copper	Copper-Gold	Newmont Ventures Ltd
La Miel	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd
La Mine	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd
North Central	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd
Northeast	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd
Northwest	0.5% NSR	Copper	Copper-Gold	Newmont Ventures Ltd
El Mogote	2% NSR	Precious Metals	Gold-Silver	Industrias Peñoles	Mexico, Durango
San Agustin Sulfides	2% NSR	Precious Metals	Gold	Argonaut Gold
Bamble	2.5% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Londo Nickel Limited	Norway
Espedalen	3% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Kendrick Resources
Flåt	2.5% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Londo Nickel Limited
Kjoli	2.5% NSR & other payments	Polymetallic	Copper-Zinc-Lead	Capella Minerals Ltd
Lokken	2.5% NSR & other payments	Polymetallic	Copper-Zinc-Cobalt	Capella Minerals Ltd
Meråker	2.5% NSR & other payments	Polymetallic	Copper-Zinc	Lumira Energy Ltd
Mofjell - Mo-i-Rana	2.5% NSR, AAR’s & equity interest	Polymetallic	Copper-Lead-Zinc-Gold	Mahive Minerals AB
Råna	2.5% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Kingsrose Mining Ltd
Sagvoll	2.5% NSR & other payments	Polymetallic	Nickel-Copper	Lumira Energy Ltd
Jasikovo East - Durlan Potok	0.3625% NSR	Copper	Copper-Gold	Zijin Mining	Serbia
Timok – Corridor Zone (Brestovac West license)	2% NSR on Au and Ag, 1% NSR other metals	Precious Metals	Gold	Zijin Mining

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Appendix A List of Royalty Assets

Adak	2.5% NSR & other payments	Polymetallic	Copper-Gold	Copperhead Mineral AB	Sweden
Akerberg	2.5% NSR & other payments	Precious Metals	Gold	Copperhead Mineral AB
Blabarliden	3% NSR & other payments	Precious Metals	Gold	First Nordic Metals Corp
Fiskeltrask	3% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd
Gumsberg	3% NSR & other payments	Polymetallic	Zinc-Lead-Silver	Norden Crown Metals
Kankberg Norra	3% NSR & other payments	Precious Metals	Gold	First Nordic Metals Corp
Klippen	1% NSR & other payments	Precious Metals	Gold	First Nordic Metals Corp
Kukasjarvi	3% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd
Mjövattnet	3% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Kendrick Resources
Njuggträskliden	3% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Kendrick Resources
Nottrask	3% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd
Paubacken	3% NSR & other payments	Precious Metals	Gold	First Nordic Metals Corp
Rismyrliden	2.5% NSR & other payments	Precious Metals	Gold	Copperhead Mineral AB
Skogstrask	3% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd
Solvik	2.5% NSR & other payments	Precious Metals	Gold	First Nordic Metals Corp
Storjuktan	3% NSR & other payments	Precious Metals	Gold	First Nordic Metals Corp
Tomtebo	2.5% NSR & other payments	Polymetallic	Copper-Zinc-Lead-Silver-Gold	District Metals
Vuostok	3% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd
64 North - Goodpaster - West Pogo	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co	USA, Alaska
64 North - Goodpaster - South Pogo	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co
64 North - Goodpaster - Shaw	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co
64 North - Goodpaster - Eagle	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co
64 North - Goodpaster - LMS	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co
64 North - Goodpaster - Last Chance	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co
64 North - Goodpaster - East Pogo	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co
64 North - Goodpaster - Divide	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co
64 North - Goodpaster - Chisna	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co
Copper King	2% NSR, AMR & Milestone Payments	Copper	Copper	Rio Tinto	USA, Arizona
Copper Springs	2% production and other payments	Copper	Copper	South32
Hardshell Skarn	2% NSR & AMR Payments	Polymetallic	Copper-Lead-Zinc-Silver	South32
Mesa Well	2% production and other payments	Copper	Copper	Intrepid Metals
Superior West	2% NSR, AMR & Milestone Payments	Copper	Copper	Rio Tinto

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Appendix A List of Royalty Assets

Cartwright Canyon	3% NSR & other payments	Precious Metals	Gold-Silver	Scout Discoveries Corp	USA, Idaho
Century	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Cuddy Mountain	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Erickson Ridge	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Independence	3% NSR & other payments	Precious Metals	Gold-Silver	Scout Discoveries Corp
Jacknife	3.25% NSR & other payments	Polymetallic	Silver-Lead-Zinc	Scout Discoveries Corp
Lehman Butte	3.25% NSR & other payments	Precious Metals	Gold-Silver	Scout Discoveries Corp
Moose Ridge	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Muldoon	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Robber Gulch	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Scout	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Silverback	3% NSR & other payments	Polymetallic	Silver-Lead-Zinc	Scout Discoveries Corp
South Orogrande	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Timber Butte	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Valve House	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Bottle Creek	2% NSR	Precious Metals	Gold	URZ3 Energy Corp	USA, Nevada
Brooks	4% NSR	Precious Metals	Gold	I-80 Gold Corp
Cathedral Well	2.5% NSR	Precious Metals	Gold	Orla Mining Ltd
Maggie Creek	2% NSR on precious metals; 1% NSR on other metals	Precious Metals	Gold	Nevada Gold Mines
Maggie Creek South	3% NSR	Precious Metals	Gold	Nevada Gold Mines
NP Placers	> Of 50 cents/yd3 or 4% NSR & AAR Payments	Precious Metals	Gold	New Gold Recovery
Richmond Mountain	4% NSR, AAR & Milestone Payments	Precious Metals	Gold	Stallion Discoveries Corp
Royston	2% NSR and other payments	Copper	Copper	South32
Selena	3.25% production, AMR & Milestone Payments	Polymetallic	Silver-Lead-Zinc	Ridgeline Minerals
Silver Peak	1.5% NSR	Precious Metals	Silver-Gold	Millennium Silver Corp
South Grass Valley	2% NSR	Precious Metals	Gold	URZ3 Energy Corp
Speed Goat	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Swift	3.25% production, AMR & Milestone Payments	Precious Metals	Gold	Ridgeline Minerals
Yerington West-Roulette	20% carried to feasibility or 2.5% NSR	Copper	Copper	Hudbay Minerals
Golden Ibex	1% NSR	Precious Metals	Gold	Golden Ibex	USA, Oregon
Copper Warrior	2% NSR	Copper	Copper	American West Metals Ltd	USA, Utah
Ophir	2% NSR	Copper	Copper	Rio Tinto
Qualified Person
Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the list of EMX royalty assets.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	37